PHOENIX MOTOR INC.
1500 Lakeview Loop
Anaheim, CA 92807

October 4, 2021

Division of Corporate Finance

Office of Manufacturing
United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	SiSi Cheng/ John Cash
Perry Hindin/ Anne Parker

Re:	PHOENIX MOTOR INC.
Draft Registration Statement on Form S-1
Filed August 24, 2021
Filed No.377-05406

Dear Ladies and Gentlemen,

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of September 23, 2021 with respect to the Draft Registration Statement on Form S-1 (the “S-1”) confidentially submitted to the SEC on August 24, 2021 by Phoenix Motor Inc. (the “Company”). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the S-1 (the “Amended S-1”) confidentially submitted to the SEC concurrently with the submission of this letter.

Prospectus Summary, page 1

1.	Please provide a basis for or revise the claim that you are a “leader” in developing light and medium duty commercial electric vehicles for various service and government fleet markets.

Company Response: In response to the above comment, we have removed the claims we made referencing the term “leader”.

2.	Disclosure indicates that you sell your products both fully integrated into complete vehicles and in kit form to other partners for integration in the same vehicle platforms. Please describe whether and to what extent these partners constitute competition for your proprietary vehicles in their markets.

Company Response: For the products we sell in kit form, we install these kits onto chassis provided by, and convert them into complete vehicles for, our customers. These vehicles are either for customers’ own use, or for resale by customers as dealers. But in both cases, they rarely overlap with the target market we sell our proprietary vehicles to, therefore would not constitute competition.

3.	Please revise to ensure that the information you include in your summary is balanced, such as, by way of example and not limitation, additional disclosure that provides context to statements such as "we have achieved record numbers in both orders and backlog" and that one of your competitive strengths is a "Proven Business Model and Technology Generating Revenue.." We note for example that the registrant has generated revenues of only $4 million in calendar year 2019 and $4.5 million in calendar year 2020, notwithstanding that the company delivered its first commercial EV in 2014. During those same time periods, the company has suffered net losses of $6 million and $4.6 million, respectively. Revise the disclosure to provide support for why this is therefore a "proven" business model. In addition, provide additional detail here and on page 43 as to the "record numbers" relative to prior period numbers so that investors can better understand the magnitude of the achievement.

Company Response: In response to the above comment, the Company has removed the adjective word “proven” on page 2 and dropped reference of “record number” on page 43 of the S-1, and revised disclosures on page 3 of the Amended S-1.

Growth Strategy Page 2:

4.	To provide context for the growth strategies discussed in this section, please expand your disclosures to better discuss the timing and status of your business, operations and plans. For example:

•	Expand the first bullet point to explain what is meant by the term "collaborating" with EasyMile. For example, indicate if a legal contract with EasyMile exists, and if so, whether it covers allocation of any revenues. In addition, quantify the grant and specify its current and potential impact on the registrant's current financials and future prospects.

Company Response: In response to the above comment, we have revised disclosure in the first bullet point on page 3 of the Amended S-1.

•	Supplement the disclosure the second bullet point and the language "We have started..." and "...we plan to incorporate" to provide potential investors with a sense of timing with respect to both of these points.

Company Response: We have addressed the above comment by revising disclosure in the second bullet point on page 3 of the Amended S-1.

•	Supplement the disclosure in the third bullet point to better explain the reference "support from our sales and supply chain partners..." In the last sentence, expand the disclosure to clarify the reference to "should allow..." For example, indicate what limitations or qualifications are implied by this statement.

Company Response: In response to the above comment, we have revised disclosure in the third bullet point on pages 3 and 4 of the Amended S-1.

•	Revise the references in the fourth bullet point to "advanced stage" and "actively pursuing various opportunities to clarify what these terms mean in terms of timing, signed contracts and expected revenues from such relationships.

Company Response: In response to the above comment, we have revised disclosure in the fourth bullet point on page 4 of the Amended S-1.

•	Supplement the disclosure in the fifth bullet point to indicate the timing of the company's plan to offer charging products for the residential and multi-family EV markets and the expected contribution to the company's future revenues.

Company Response: In response to the above comment, we have revised disclosure in the fifth bullet point to state that we have launched these products. However, due to the number of business lines that we plan, we cannot at this time predict the contribution from the charger business to the Company’s future revenues.

Summary Financial and Other Data, page 8

5.	Please revise to present historical basic and diluted earnings per share, together with the number of shares used to compute such per share data for all periods presented.

Company Response: In response to the above comment, we have revised disclosure on page 9 of the Amended S-1.

Phoenix's current backlog consists entirely of orders for vehicles with a new drive system and a new chassis..., page 10

6.	Disclosure indicates that "[t]hese changes require Phoenix’s engineering team to update the Generation 3 drive system to be compatible with both the 2019, as well as the 2021 chassis. Delays in deploying this new drive system or adapting to the new chassis have adversely affected...our production targets..." Please supplement the disclosure to indicate the current expected timing to complete these updates of the Gen 3 drive system. Also specify the extent of the referenced "delays."

Company Response: In response to the above comment, we have revised disclosure on page 11 of the Amended S-1.

Concentration of ownership among our existing principal stockholder, executive officers, directors and their affiliates..., page 19

7.	While the disclosure in this risk factor currently leaves blank the percentage of shares that will be beneficially owned by your executive officers, directors, principal shareholders and their affiliates generally, and EdisonFuture, Inc. specifically, the disclosure does indicate that these stockholders will be able to exercise effective control over all matters requiring stockholder approval, including the election of directors, amendments of your certificate of incorporation and approval of significant corporate transactions. Please provide us your analysis of whether you will be a "controlled company" under exchange listing rules and, if so, disclose the corporate governance exemptions that will be available to you and the related risks to investors.

Company Response: We have addressed the above comment by revising the disclosure on page 20 of the Amended S-1.

Risk Factors
"We are eligible to be treated as an emerging growth company,...", page 22

8.	It appears from your disclosures on page F-12 that you have elected to avail yourself of the extended transition period for complying with new or revised accountings standards. Please revise the risk factor to explain that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also, state that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Company Response: In response to the above comment, we have revised risk factor about being a “emerging growth company” on pages 23 and 24 of the Amended S-1.

Market, Industry and Other Data, page 25

9.	Please tell us whether you commissioned any of the third-party data presented in your document and, if so, please file any applicable consents as exhibits.

Company Response: We did not commission any of the third-party data presented in our document.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

10.	You disclose that certain discussions of the results of the operations in this section are on a pro form basis, giving pro forma effect to the Business Combination as if it had occurred on January 1, 2020. Please note pro forma results should not be discussed in isolation and should not be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K. Additionally, pro forma financial information should be prepared in accordance with Article 11 of Regulation S-X. In this regard, please explain how the pro forma information is derived, including the nature and impact of pro forma adjustments. The pro forma information should also assume that the Business Combination had been consummated on January 1, 2019, the first day of the earliest period presented. Please revise accordingly.

Company Response: In response to the above comment, we have revised our management discussion and analysis to limit our discussion covering the periods presented in the financial statements included in our S-1. According to the general principle of Section 10220.4 of the Division of Corporation Finance’s Financial Reporting Manual (“FRM”), an Emerging Growth Company (“EGC”) may limit its MD&A discussion to cover the periods presented in the financial statements included in its registration statements filed for its public offering. In addition, the business acquisition was already fully reflected in historical financial statements for the period from November 13, 2020 to December 31, 2020. As such, we concluded that additional pro forma information would not be material to investors. We have deleted the combined data and references to “pro forma information.”

Business, page 38

11.	The penultimate paragraph on page 38 indicates that the company entered into a memorandum of understanding with Creative Bus Sales and Forest River. Please revise to indicate if such MOU is legally binding and whether the company has received any revenue as a result of such MOU. Also indicate the timing for expected delivery of the buses covered by this MOU and payments for such deliveries. Disclosure should provide sufficient detail to ensure that investors are fully informed regarding the company's current and potential revenue resulting from the MOU and any risks related to, if true, the lack of any legally enforceable obligation of Creative Bus Sales and Forest River.

Company Response: In response to the above comment, we have revised disclosure of the penultimate paragraph on page 39 of the Amended S-1.

12.	The first paragraph on page 40 indicates that "[w]e believe that...the market for electric buses and trucks will experience substantial demand and significant growth in the foreseeable future." Please provide support for such belief. In addition, based on the company's current inventory, production and planned production of vehicles in particular sub-markets, please supplement this disclosure to indicate what portion of this larger market is the actual market that the company will foreseeably be able to target, sell into, etc. in the next one to five years.

Company Response: We have addressed this comment by revising disclosure on page 41 of the Amended Form S-1 to include regulatory impetus driving demand. Our belief is based also on information set forth in succeeding sections of the prospectus, i.e., “Battery Technology Momentum,” “Industry Focused on TCO,” and “Total Addressable Market.”

Market Opportunities, page 41

13.	Disclosure indicates that the company's target market is largely light and light and medium-duty buses and trucks. Please supplement this disclosure to indicate how much of the larger market described on the preceding pages is represented by light and light and medium-duty buses and trucks. We note the disclosure on page 42 that "[b]ased on industry sources, we believe the initial addressable market for electric commercial cutaway trucks and buses is approximately $11 billion by 2030." Please confirm in the disclosure that this is the "target market" referenced in the first sentence of this comment and provide support for the referenced "$11 billion." Given the registrant's actual revenues in the last two fiscal years, please provide contextual disclosure so that potential investors can better understand how much of this $11 billion market the company can realistically expect to target given its current limitations with respect to its production capacity, technological limitations, number of employees, etc.

Company Response: In response to the above comment, we have revised disclosure about “Market Opportunities” on pages 42 and 43 of the Amended S-1.

14.	In addition, we note the disclosure on page 42 that "[a]s of July 31, 2021 Phoenix has 31 customers who have deployed our range of electric shuttle buses and trucks" and on page 43 that "[a]s of July 31, 2021 we have 96 Class 3 & 4 EVs deployed..." Please indicate in the disclosure the approximate dollar amount represented by these 96 vehicles and whether this figure represents sales since 2014 or a more recent date. In addition, please advise us, with a view towards revised disclosure, why an $11 billion market is relevant to a potential investor's investment decision given the relatively insignificant number of electric vehicles sold by the company as compared to this "addressable" $11 billion market.

Company Response: We have address the above comment by revising disclosure on pages 43 and 44 of the Amended S-1.

Customers and Backlog , page 48

15.	Disclosure indicates that the current confirmed backlog of 50 orders represents more than six months of production and over $9.6 million of potential revenue. With a view towards disclosure, please advise whether these orders may be cancelled unilaterally by the customer and how much notice of such cancellation is required to be given by the customer. Also confirm whether the reference to "six months" means that the company will have completed these orders and made delivery over the next six months. If not, please clarify when the company expects to complete such production and receive corresponding payment for delivery.

Company Response: We have addressed this comment by revising disclosure on page 50 of the Amended Form S-1.

16.	Disclosure in this same paragraph indicates that Phoenix also has "verbally conformed [sic] orders for additional 25 vehicles and e-drive kits representing potential revenue of $5.1 million." Please supplement the disclosure to explain what is meant by the intended phrase "verbally confirmed" and whether such orders are cancellable and how much notice of cancellation is required to be given by the customer. Also indicate the timing for the beginning of production for such orders.

Company Response: We have removed sentences that referenced “verbally confirmed orders” because substantially all such orders have been moved to confirmed purchase orders, eliminating “verbally confirmed orders” from backlog accounts as the incentive funding associated to these orders have been approved and allotted to the customers.

Security Ownership Of Certain Beneficial Owners And Management, page 66

17.	Disclosure indicates that the calculations of beneficial ownership in the table are based on 70 million shares of common stock outstanding at August 10, 2021. However, the table includes 74.2 million shares, reflecting the 4.2 million shares beneficially owned by Xiaofeng Peng underlying options. In addition, these 4.2 million shares are included in the column "Percentage Total Voting Power Prior to Offering." Please revise this table to comply with the requirements set forth in Item 403 of Regulation S-K, including the referenced column headings.

Company Response: We have addressed the above comment by revising disclosure on page 67 of the Amended Form S-1.

18.	Given the current blanks in this table under the column heading "Percentage Total Voting Power After This Offering," we may have further comments regarding any risks related to the level of control held by SPI Energy Co., Ltd., a company whose principal executive offices are located in Hong Kong and which would appear to meet the definition of "China-based issuer" set forth in CF Disclosure Guidance: Topic No. 10 ("Disclosure Considerations for China-Based Issuers")(November 23, 2020).

Company Response: CF Disclosure Guidance: Topic No. 10 ("Disclosure Considerations for China-Based Issuers")(November 23, 2020) provides the Division of Corporation Finance’s views regarding certain disclosure considerations for companies based in or with the majority of their operations in the People’s Republic of China (“PRC” or “China”). While a Hong Kong address is listed as the principal executive office of SPI Energy Co., Ltd.(“SPI”), substantially all members of SPI’s executive team including CEO and COO are based outside of China, and substantially all of SPI’s business operations are outside of China. As such, we respectfully submit that SPI does not meet the definition of “China-based issuer” as set forth in CF Disclosure Guidance: Topic No.10.

Report of Independent Registered Public Accounting Firm, page F-2

19.	We note that your auditor is located in Beijing, China. Please tell us whether any of the audit records are retained in China. If so, please include a risk factor regarding the PCAOB's inability to inspect any of those audit records.

Company Response: The Company is based in the US and all accounting records are retained in the US. Our auditor, MarcumBP , a PCAOB registered public accounting firm, has confirmed that their audit records are retained and available in the US. Therefore, we believe it is not necessary to include a risk factor regarding the PCAOB’s inability to inspect any of those audit records.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email me at 909-987-0815, joem@phoenixmotorcars.com. Thank you for your time and attention to this filing.

Sincerely,

Phoenix Motor Inc.

/s/ Joseph R. Mitchell
Name: Joseph R. Mitchell
Title: Chief Executive Officer